TURBOCHEF TECHNOLOGIES, INC.
Suite 1900, Six Concourse Parkway
Atlanta, Georgia 30328

June 27, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: TurboChef Technologies, Inc. - File No. 0-32334

Dear Mr. Cash:

This letter presents TurboChef’s responses to the comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated June 5, 2006. The Company is requesting confidential treatment pursuant to the Commission's Rule 83 for certain disclosures made in this response letter. We have edited the EDGAR filing of this letter to omit the confidential disclosures. We are sending the unedited letter and accompanying request for confidentiality under separate cover.

The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. A copy of the Staff’s letter is being provided via facsimile along with this letter for the convenience of the Staff.

Unless the context requires otherwise, references to we, our, us, TurboChef or the Company in the responses below refer to TurboChef Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 29

1.
Our Chief Executive Officer and our Chief Financial Officer concluded that, at December 31, 2005, our disclosure controls and procedures were effective to ensure that information required to be disclosed in our Form 10-K was recorded, processed, summarized and

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

reported within the specified time periods. We also confirm to you that our officers concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be included in such report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.

Note 2. Summary of Significant Accounting Policies - Cost of Product Sales, page F-12

2.
Installation services for 2004 and 2005 were less than $5,000 in the aggregate and not material. In 2003, some customers specified installation in their purchase and the Company deferred recognition of the revenue related thereto until installation was completed. Installation services are not typically required or expected by our customers and are insignificant in terms of the effort required — the unit is a countertop appliance requiring only to be plugged into an electrical outlet and a brief orientation to the operating controls, a process requiring less than one hour. Installation, if requested, is typically provided by third-party dealers at no additional cost to the Company. The dealers’ compensation is part of the variable sales commission they earn in the transaction. These commissions are period costs reflected as selling expenses.

The Company does maintain a support and service staff that, as part of its customer service activities, provides assistance to customers and dealers, including telephone support assistance during installation. The costs associated with this overhead function are period costs and included in general and administrative expenses. It is this support function that is addressed by the policy footnote regarding cost of sales. In future filings we will modify this disclosure to clarify this point.

Note 3. Acquisition of Business and Intangible Assets, page F-15

3.
Enersyst was a company engaged in research, development and licensing of patented technology for cooking and cooling applications, including food holding, dispensing, serving, automation and robotics. Its key technologies related to heat transfer and air impingement and associated technologies. Enersyst commercialized its core patents through license agreements with various food equipment manufacturers who applied the technology in various manufactured products. Not all of Enersyst’s patents were core; and in our view, they were either strategic in nature serving to enhance and protect the core patents, or they were for technologies ancillary to the aggregate technology but without separately determinable value.

Thus, we believe the value that may be attributable to the patents was classified as aggregated technology which was the subject of license agreements. The contractual rights represented by these license agreements were deemed developed technology with a useful life of 10 years. The cash flows from royalties generated by these license

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

agreements was the basis of the value ascribed to this identified intangible. We further believe that the estimated useful life of the developed technology is not different from that of the underlying patents such that there would be no impact on the financial statements even if a value were to be assigned to the patents. We believe this treatment is appropriate and consistent with the guidance in paragraph A10 (b) of SFAS 141.

The purchase price for the Enersyst acquisition aggregating approximately $14 million was mutually negotiated on the basis of the value we believed could be derived from the consolidation of intellectual property to enhance our leadership position in delivering advanced speed-cook technologies to customers throughout the world. In determining the allocation of this purchase price, value was assigned to the physical assets acquired and the liabilities assumed and the fair value of developed technology, the only identifiable intangible asset. Such value was estimated using a discounted cash flow model based on the estimated future royalty revenues over the useful life of the technology. The residual of the purchase price over the value assigned to the tangible and identifiable intangible assets acquired was allocated to goodwill. The purchase price allocation included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2004 was based on the preliminary results of this valuation as indicated by the Company’s disclosures. After further consideration of the assumptions underlying the forecast revenues in this preliminary valuation model and after consultation with the independent professionals that performed the valuation, we agreed that the final valuation should be modified by revising downward the forecast of estimated future license revenue. This change reduced the value ascribed to developed technology with a corresponding increase in the residual goodwill. Therefore, the change in the allocation of purchase price was based on finalization of the valuation.

4.
The acquisition of Global’s patent and technology assets included one patent that had been granted, several patent applications that were in various stages of progress and related research activities in the field of rapid cook technology. The one patent received related to a product that, at the time of the transaction, had substantial development time remaining to complete the technology which had not yet been certified for commercial sales. This product still has yet to be commercialized.

The Company considered the guidance in the Technical Practice Aid, Assets Acquired in Business Combination to Be Used in Research and Development Activities, (“TPA”) and determined that the research met the criteria of control, anticipated benefit and estimable fair value as set forth in 3.2 of this TPA to be recognized as assets to be used in R&D activities. Further, the specific projects represented by the patent granted and the applications in progress had substance, but all were incomplete. Finally, since all the research and development assets had no alternative future use, all were considered in-process research and development for purposes of charging the allocated cost to operations at the date of the acquisition. An independent valuation firm assisted us in estimating the fair value of these assets using the excess earnings method discounted cash flow model.

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

We will delete the reference to the independent valuation firm in future filings.

Note 8. Accrued Warranty and Upgrade Costs, page F-17

5.	Additional information requested regarding the longevity and reliability issue affecting Subway’s Tornado ovens:

a) We believe that Subway shares our assessment regarding the correction of the longevity and reliability issue.

By way of background related to this issue, Subway has commented to us that the Tornado oven “has had a transformational effect on [its] business in terms of [its] ability to add new, exciting and high quality menu items that have strengthened [its] competitive position and resulted in a dramatic increase in sales.” (See our November 2, 2005 press release) We have seen a usage pattern significantly greater than we, and we believe Subway, had expected and, as discussed below, that was a vital factor in the premature degradation of a key component part giving rise to this issue.

Subway is an important customer and the relationship we have developed has been mutually beneficial. In connection with the system-wide rollout of their new toasted sandwich menu, we delivered to Subway approximately [redacted] ovens in the third quarter of 2004, approximately [redacted] ovens in the fourth quarter of 2004 and approximately [redacted] ovens in the first quarter of 2005. After completion of the North American rollout, we continued the rollout to international markets and continue to deliver ovens to new Subway stores domestically. Through the first quarter of 2005, warranty claims and costs on the installed base were well within our estimates and expectations. Once the reliability issue described below was diagnosed, the Company felt that our approach as outlined below was the right business decision to demonstrate to this customer and to the market our commitment to producing a quality product and to customer service. We believe Subway validated this decision and its belief in the product and our Company by awarding TurboChef the Subway Vendor of the Year and President’s awards in July 2005.

b) We first became aware of premature failure of a component part, [redacted], in mid-April 2005. At that time, warranty calls relating to [redacted], which had previously averaged about [redacted] per week, doubled. We then spent several weeks assessing the data provided by our third-party service agents and analyzing and testing ovens and components, including some taken from the field, to determine factors leading to premature failure. By mid-May 2005, we had determined that the oven’s software that controlled the [redacted] was not calibrated appropriately to deal with the demand being

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

placed on it by Subway’s much greater than anticipated usage. The software settings coupled with continuous toasting cycles required to meet the demand that the success of toasted sandwiches had generated [redacted]. Our engineers determined that the control system could be reprogrammed to [redacted] and that this change dramatically increased the longevity of the [redacted]. In our subsequent lab tests of the new program settings, we have simulated more than [redacted] of usage with no failures. It should be noted that the [redacted]; however, a useful life of [redacted] had been previously expected absent the substantial demand placed on the Subway units by the success of the toasted sandwich program. An “e-prom” or chip containing the new instructions was developed at a nominal cost, tested to confirm the engineering conclusions and implemented in current production starting in early June.

Concurrently, we also devised a plan to deal with the issue for units in the field. Essentially, we determined we would continue to deal, as needed, with warranty service calls for [redacted] problems but that we would also replace the e-prom as part of the service and we would simultaneously upgrade all remaining ovens with the new e-prom, replacing other parts as was required. The cost of parts to accomplish this task was relatively minor - [redacted] - we would, however, be required to dispatch technicians to perform the warranty or upgrade service. We discussed the issue and our plan to address it at the highest levels of Subway management, and they were appreciative of our approach in dealing with the issue.

As of May 31, 2005, we had installed approximately [redacted] Tornado ovens in Subway locations primarily in North America. Our analysis of the installed base’s geographic concentration and the cost of resources available from our network of third party service agents led us to conclude that we could more cost-effectively deploy a team of our own service personnel, particularly in markets with a high concentration of ovens, to respond to service calls and to perform the proactive upgrade. Since the rollout of ovens to Subway occurred systematically in markets across the country, we believed we could effectively deal with the ovens prior to them approaching the cook cycle limits that would lead to [redacted] failure. We recruited, trained and began to deploy these personnel in June 2005. As discussed below, we estimated our cost to deal with this warranty issue, based upon the best information available at the time, at approximately $2.8 million and recorded an increase in our warranty provision in the second quarter of 2005. As warranty claim information became available for July, our analysis indicated that the assumptions appeared to be reasonable. However, as discussed below, the third quarter results brought continued increases in oven utilization, acceleration of [redacted] failures, and increased number and velocity of warranty claims, and we were unable to address as many oven upgrades on a proactive basis as had been anticipated.

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

c) As we evolved our plan to respond to this [redacted] issue we developed estimates of the costs to increase our warranty provision. The estimates included the following factors: 1) the number of ovens estimated to fail which would require a warranty service call; 2) average cost per warranty call for a [redacted] claim; 3) number of ovens to be upgraded proactively; and 4) average cost of a proactive upgrade. For the quarter ended June 30, 2005, we had repaired approximately [redacted] ovens and, of the total ovens in the installed base, approximately [redacted] ovens had been installed for at least 5 months. From this data, we estimated a failure rate of approximately [redacted]%. Applying this estimate to the unrepaired units in service, we projected that another [redacted] units would require warranty service. Of this anticipated number, we estimated that [redacted]% could be serviced by our personnel at an all-inclusive average cost of $[redacted]. Our estimate of average cost was based on an assumed level of productivity we expected could be attained by focusing in concentrated market areas. The remainder would be handled by our third party service agents at an all-inclusive average cost of $[redacted] per occurrence. The proactive upgrade to be done by our service personnel would be applied to approximately [redacted] units estimated not to fail and, to be conservative, we also assumed the [redacted] units repaired prior to development of the e-prom would also be upgraded. The all-inclusive cost of the proactive upgrade was estimated at $[redacted] per unit. The aggregate cost to deal with the [redacted] issue was estimated at $2.8 million including an increase to restore the warranty reserve for other warranty related issues to an appropriate level since [redacted] costs in the second quarter had depleted it.

For the quarter ended September 30, 2005, we continued to monitor the [redacted] warranty claims and the status of upgrades. The number of units requiring a warranty call continued to climb in August and September as increased demand in Subway stores from additional summer business and new toasted menu items continued to drive oven utilization and an increase in the actual number of units failing and requiring warranty service. The [redacted] warranty calls which had grown to an average of [redacted] per week in the second quarter of 2005 increased to an average of [redacted] per week in the third quarter of 2005. This increase in the number of warranty related calls precluded us from performing as many upgrades as had been anticipated on a proactive, lower-cost basis. Additionally, we found that our average cost per repair was higher than anticipated both from our personnel and from our third party service agents. These costs were impacted by lower efficiency than had been projected and higher energy costs.

Based on the new data, we revised our estimate of the number of ovens estimated to fail and increased the average cost of providing warranty service and the proactive upgrade. As of September 30, 2005, we estimated the failure rate of the unrepaired ovens at [redacted]% and the average cost of repair at a blended rate of approximately $[redacted] including those to be handled by our personnel at a slightly lower cost. When coupled with the costs incurred in the third quarter for the [redacted], we determined that a change in our warranty reserve estimate of $6.8 million was required.

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

The availability of new information required a reassessment of our estimate and an additional increase in our warranty provision in the third quarter of 2005. We believe that our assessment of the factors involved and our conclusions are consistent with the guidance in paragraphs 10, 31 and 33 of APB 20.

d) Substantially all of the ovens in the initial Subway rollout are now outside of their original full warranty. The upgrade program has addressed the [redacted] issue and we do not intend to provide additional warranty service for these units after expiration of the original full warranty. As disclosed in our financial statements, we have separately sold an extended warranty to a number of Subway locations. This program is accounted for under applicable guidance and is not related to the warranty and upgrade program previously described.

e) We have not incurred any additional costs with regard to the longevity and reliability issues in Subway’s Tornado ovens subsequent to March 31, 2006.

Note 15. Litigation, page F-23

6.
To dispose of the litigation with Food Automation-Service Techniques (FAST), we agreed to pay $[redacted] to settle all claims of patent infringement at the date of settlement, February 21, 2006, and we were granted a license requiring the payment to FAST of a royalty [redacted] under the license until expiration of their patent in October 2007. [redacted] We recorded the settlement payment in our financial statements as of December 31, 2005, and are including the royalty payment in cost of goods sold. We believe this treatment is consistent with the confidential terms of the settlement and the applicable provisions of SFAS 5. We further do not believe the amounts involved are material to the Company’s financial position or results of operations so as to require additional disclosure for the reader.

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that the Staff’s comments or changes in our disclosures in response thereto do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
June 27, 2006

We appreciate the Staff’s review of the filings, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments the Staff may have. If you have questions or comments about the matters discussed herein, please call the undersigned at (678) 987-1715, or Dennis Stockwell, General Counsel, at (678) 987-1714.

Very truly yours, TurboChef Technologies, Inc. /s/ James A. Cochran James A. Cochran, Chief Financial Officer